SECURITIES [AND EXCHANGE COMMISSION]
W[ASHINGTON]

14048613

FEB 28 2014 RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Vista Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, Suite 3300
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Vicioso (312) 578-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sassetti LLC
(Name – *if individual, state last, first, middle name*)

6611 W. North Avenue (Address) Oak Park (City) IL (State) 60302 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Mr. Peter Stelian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Vista Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELLEN L TAYLOR-SINK
Notary Public - State of Illinois
My Commission Expires Jul 3, 2017

Signature

Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE VISTA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED
DECEMBER 31, 2013

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

BLUE VISTA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED
DECEMBER 31, 2013

CONTENTS

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of **Blue Vista Capital LLC** which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Blue Vista Capital LLC** at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

6611 W. North Avenue ▪ Oak Park, IL 60302 ▪ P 708.386.1433 ▪ F 708.386.0139 ▪ **www.sassetti.com**

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I – Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Sassetti LLC

February 24, 2014
Oak Park, Illinois

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

ASSETS		
Cash and Cash Equivalents	$ 49,761	
Accounts Receivable	250	
Prepaid Expense	6,246	
TOTAL CURRENT ASSETS		$ 56,257
FIXED ASSETS		
Office and Computer Equipment	8,451	
Less: Accumulated Depreciation	8,451	
TOTAL FIXED ASSETS		-
TOTAL ASSETS		$ 56,257

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$ 1,081	
Accrued Expenses	4,747	
TOTAL CURRENT LIABILITIES		$ 5,828
MEMBERS' EQUITY		
Managing Members' Equity	50,429	
TOTAL MEMBERS' EQUITY		50,429
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 56,257

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2013

REVENUES		
Success Fees	$ 281	
Asset Management Service Fees	743,720	
R.E. Investment Advisory Fee	121,000	
TOTAL REVENUES		$ 865,001
EXPENSES		
License, Dues and Fees	11,613	
Asset Management Fees	727,720	
Insurance	991	
Professional Fees	18,650	
Occupancy and Administrative Expenses	100,000	
Other Expenses	32	
TOTAL EXPENSES		859,006
		5,995
OTHER INCOME		
Interest Income		15
NET INCOME BEFORE TAXES		6,010
Income Tax Expense		-
NET INCOME		$ 6,010

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2013

	Total Members' Equity
Balance at December 31, 2012	$ 28,419
Members' Contribution	16,000
Net Income	6,010
Members' Draw	-
Balance at December 31, 2013	$ 50,429

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2013

Subordinated Borrowings at December 31, 2012	$ -
Increases:	
Issuances of Subordinated Notes	-
Decreases:	
Payment of Subordinated Notes	-
Subordinated Borrowings at December 31, 2013	$ -

See Independent Auditors' Report
and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 6,010
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		
Depreciation and Amortization	$ -	
Increase in Operating Assets:		
Accounts Receivable	4,750	
Prepaid Expense	1,186	
Increase in Operating Liabilities:		
Accounts Payable	(677)	
Accrued Expenses	(120,044)	
Total Adjustments		(114,785)
NET CASH USED IN OPERATING ACTIVITIES		(108,775)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash From Financing Activities:		
Member Contributions	$ 16,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		16,000
Total Decrease in Cash		(92,775)
Cash at December 31, 2012		142,536
Cash at December 31, 2013		$ 49,761

Supplemental Cash Flows Disclosures:

Income Tax Payments	$ -
Interest Payments	$ -

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition Policy

Investment advisory fees and asset management fees are generally recognized and recorded based upon the accrual method of accounting. Those fees are fixed in nature and are thus quantifiable on a monthly basis. Success fees are fixed in nature and are thus quantifiable on a monthly basis. Success fees on equity placement transactions are recognized and recorded upon receipt of funds directly attributed to those services provided.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments to be cash equivalents.

Allowance for Doubtful Accounts

Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. No allowance is deemed necessary as of December 31, 2013.

Fixed Assets

Fixed assets consist of office equipment. The Company records depreciation using tax depreciation methods over the assets' estimated useful lives of five years. Any difference between straight-line basis and tax methods is immaterial.

Income Taxes

Blue Vista Capital, LLC is a Limited Liability Company taxed as a partnership. Blue Vista Capital, LLC pays no Federal income taxes (under most circumstances), since their earnings are taxed directly to the partners. The Company's federal and state income tax returns for the years ending December 31, 2010, 2011 and 2012 are subject to examination by the taxing authorities, generally for three years after they are filed. No provision was necessary for Illinois replacement tax for the year ended December 31, 2013.

Statement of Cash Flows

The Company considers money market funds to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

Accounts Receivable

Accounts receivable are carried at the contractual agreed upon amount less an estimate for doubtful receivables based on review of all outstanding amounts on a monthly basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 24, 2014, the date the financial statements were available to be issued.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS:

On April 1, 2012, The Company entered into an agreement with a related party to provide professional and administrative services and furnished office space and supplies for a fee of $8,333 per month. The Company incurred professional and administrative service costs with a related party of $100,000 during the year ended December 31, 2013. The agreement expires on March 31, 2014 and no amount is due under this agreement at December 31, 2013.

In a separate agreement on October 1, 2012, The Company entered into an agreement with an affiliated company to provide investment advisory services relating to an acquisition of specified core student housing investments involving the State of Wisconsin Investment Board ("SWIB") and reimburse the related party for all expenses. As part of this agreement, Blue Vista Capital, LLC received funds of $743,720 from SWIB and disbursed funds to the affiliated company of $727,720 during 2013 and no amount is due to the affiliated company at year end.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS: - CONTINUED

On January 1, 2012, The Company entered into separate investment manager agreements with five affiliated companies to oversee and manage all matters pertaining to the respective funds of each of company.

Disclosure for the funds for the year ended December 31, 2013 is as follows:

Fund	Received during 2013	Due from (to) at December 31, 2013
Blue Atlantic Acquisition Group,LLC	$30,000	$0
Blue Vista Sponsor Equity Fund, LLC	$750	$250
Blue Vista Sponsor Equity Fund II, LLC	$30,000	$0
Blue Vista Sponsor Equity Fund III, LLC	$30,000	$0
Place/BV Student Housing Fund, LLC	$30,000	$0

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $43,625, which was $38,625 in excess of its required net capital of $5,000. The Company's has outstanding indebtedness of 5,828 as of December 31, 2013.

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2013

Net Capital		
Total Members' Equity	$	50,429
Deduct: Members' Equity Not Allowable for Net Capital		-
Total Members' Equity Qualified for Net Capital		50,429
Deductions and/or charges:		
Nonallowable assets:		
Accounts Receivable		250
Prepaid Expenses		6,246
Net Capital Before Haircuts on Securities Positions		43,933
Haircuts on Securities:		
Money Market Instruments		308
NET CAPITAL	$	43,625
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Accounts Payable and Accrued Expenses	$	5,828
Items Not Included in Statement of Financial Condition		
Other Unrecorded Amounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	5,828
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Ratio: Aggregate Indebtedness to Net Capital		13.36%

Reconciliation with the Company's Computation of Net Capital

There were no differences noted between the Company's computation of net capital and the net capital computed above.

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Blue Vista Capital, LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the limited liability company members, management, the SEC, and other regulatory agencies that relay on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

February 24, 2014
Oak Park, Illinois

6611 W. North Avenue Oak Park, IL 60302 708.386.1433 www.sassetti.com